EXHIBIT 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Non-Renounceable Rights Issue Offer – Notice to Ineligible Shareholders

Brisbane, Australia, 18 April 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) advises that it has today mailed out the attached notice to ineligible shareholders.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

18 April 2013

Dear Shareholder,

Progen Rights Issue – Notice to Ineligible Shareholders

As announced on 16 April 2013, Progen Pharmaceuticals Ltd (Progen or Company) is undertaking a pro-rata non-renounceable rights issue (Rights Issue or Offer) of up to 24,709,097 new fully paid ordinary shares (New Shares) on the basis of 1 New Share for every 1 fully paid ordinary share held at 7:00pm (AEST) on 26 April 2013 (Record Date) at an issue price of $0.21 per New Share.

The Rights Issue is underwritten by Mercer Capital Pty Ltd and is expected to raise up to approximately $5.19 million (before costs). This amount excludes any Shares that may be issued as a result of the exercise of any existing options by their holders before the Record Date. The New Shares will rank equally with the existing class of fully paid ordinary shares in the capital of Progen.

The Rights Issue is being made without a prospectus or other disclosure document in accordance with section 708AA of the Corporations Act 2001 (Cth). Progen lodged an offer document (Offer Document) for the Rights Issue with ASX Limited (ASX) on 17 April 2013.

The Company has decided, pursuant to ASX Listing Rule 7.7.1(a), that it is unreasonable to make offers under the Rights Issue to shareholders whose registered addresses are outside Australia and New Zealand (Foreign Shareholders), having considered the number of Foreign Shareholders, the number and value of the New Shares the Foreign Shareholders would be offered, and the cost of complying with the legal and regulatory requirements in the relevant jurisdictions. The Company will therefore only make offers under the Rights Issue and send Offer Documents to shareholders whose registered addresses are in Australia or New Zealand.

In compliance with ASX Listing Rule 7.7.1(b), the Company therefore wishes to advise you that it will not be extending to you an offer to subscribe for New Shares under the Rights Issue.

Should you have any queries, please contact Progen’s share registry, Computershare Investor Services Pty Ltd, on 1300 390 046 (within Australia) or +61 3 9415 4866 (outside Australia) between 9:00am and 5:00pm (AEST) Monday to Friday.

On behalf of the Directors, I thank you for your continued support of the Company.

Yours faithfully,

Stuart James

Chairman